SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Notice of Extraordinary General Meeting of Shareholders to be held on August 20, 2007.

2.	Press release: STARLIMS Announces Selection of its LIMS by Schiff® Nutrition International, Inc. Dated July 10, 2007

ITEM 1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AUGUST 20, 2007

STARLIMS Technologies Ltd. (the “Company”) announces that an extraordinary general meeting of shareholders will be held on Monday, August 20, 2007 at 11 a.m. (Israel time) at the Company’s offices at 32B Habarzel Street, Tel Aviv, for the approval of the Company’s election to no longer be subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968, and instead to be subject to the reporting obligations under Part V (3) of the Israeli Securities Law, which apply to Israeli companies listed for trade both on a stock exchange in Israel and a foreign stock exchange.

Since the listing of the Company’s shares for trade on the Tel Aviv Stock Exchange, the Company has been obligated to provide, in accordance with the Israeli Securities Law, ongoing reports to the Israeli Securities Authority and to the Tel Aviv Stock Exchange. Following the listing of the Company’s shares for trade also on the NASDAQ Global Market, the Company is permitted by the Israeli Securities Law to issue reports in accordance with NASDAQ requirements only, so long as its shares are listed for trade on the NASDAQ. The approval of the transition will unify the Company’s reporting obligations to a single set of rules and regulations.

Under the Israeli Securities Law, the affirmative vote of the majority of the security holders participating at the meeting, excluding controlling shareholders, is required to approve the resolution.

ITEM 2

Leading Nutritional Supplement Manufacturer Selects STARLIMS

Hollywood, Florida (July 10, 2007) – STARLIMS Technologies Ltd. (NASDAQ: LIMS), a leading global vendor of laboratory information management systems (LIMS), announced today that its entirely web-based LIMS will be implemented by Schiff® Nutrition International, Inc. (NYSE:WNI). Founded 70 years ago and based in Salt Lake City, Schiff® develops, manufactures, markets and sells branded and private label vitamins and nutritional supplements in the United States and throughout the world.

Selection Reflects STARLIMS’s Industry Expertise and Advanced Web-based Technologies
“We selected STARLIMS partly because of their extensive expertise in the pharmaceutical, nutraceutical and food & beverage industries; and partly due to the technologically advanced web-based software they offer,” said Abel Sekepyan, the LIMS administrator at Schiff. “We plan to make use of existing STARLIMS tools, configuring them to match our own business and laboratory practices. We look forward to further automating the flow of data at Schiff, making our environment as paperless as possible.”

“We are delighted to work with Schiff in this wide-ranging project, which will improve automation and help ensure regulatory compliance throughout the Schiff laboratory infrastructure,” said Jeff Ferguson, Chief Operating Officer at STARLIMS. According to Ferguson, STARLIMS V10 will interface with a wide range of instruments, helping manage sample login, chain of custody, test scheduling, results entry, training records, laboratory consumables inventories, stability studies and other processes.

Ideal LIMS to Comply with Increasingly Stringent FDA Regulations
“There is a marked trend towards more and more stringent regulation in the nutraceutical manufacturing, as in other industries,” added Ferguson. He cited the U.S. Food and Drug Administration’s new regulations for manufacturers of vitamins, herbal pills and other dietary supplements, which will go into effect August 24, 2007.

“While Schiff already has stringent quality control of raw materials and all ingredients, other companies in this industry may need to enforce tighter quality control standards as a result of new regulations,” he added. “STARLIMS is ideal for such requirements. It is easily deployed in distributed organizations, vastly facilitating testing, traceability and quality control of raw materials that are sourced on a global basis.

About Schiff®
Schiff® Nutrition International, Inc., a leader in the nutritional supplement industry since its beginnings 70 years ago, is one of the most trusted and respected nutrition companies due to its focus on research, innovations and delivery of high quality supplements. A pioneer in the glucosamine/chondroitin category, Schiff® is the maker of Move Free® joint care supplements. Schiff® emphasizes the use of the finest ingredients to ensure that its products meet strict standards for labeled potency, purity and stability. Based in Salt Lake City, Schiff® develops, manufactures, markets and sells branded and private label vitamins and nutritional supplements in the United States and throughout the world. For more information, visit www.SchiffNutrition.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About STARLIMS
STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see www.starlims.com for more information.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: July 12, 2007